EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Smith Micro Software LLC Belgrade, a Serbia corporation.
2.	Smith Micro Software, Asia Limited, a Hong Kong corporation.
3.	Core Mobility, Inc., a Delaware corporation.
4.	Smith Micro Software, Unipessoal LDA, a Portuguese corporation.